Form 20-F
period 2025-06-30
Idea Tech Holding Ltd
filed 2025-11-12
CIK 2045440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended, reporting Financial Statements for the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-289411

Idea Tech Holding Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 721, 7/F Cyberport One,

100 Cyberport Road,

Pokfulam, Hong Kong

Tel: +852 2503 3018

(Address of Principal Executive Offices)

Chun Ki Wan, Chief Executive Officer

Tel: (+852) 2503 3018

Room 721, 7/F Cyberport One,

100 Cyberport Road,

Pokfulam, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

ordinary shares, par value US$0.0001 per share

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2025 was: 12,500,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On September 30, 2025, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1, as amended (Commission File No. 333-289411) (the “Registration Statement”) of Idea Tech Holding Limited (the “Company”), a company incorporated under the laws of the Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, did not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the last fiscal year ended June 30, 2025; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended June 30, 2025 with the SEC under cover of the facing page of an annual report on Form 20-F.

 IDEA TECH HOLDING LIMITED.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Idea Tech Holding
Limited and its subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of Idea Tech Holding Limited and its subsidiaries (the Company) as of June 30, 2025 and 2024, and the related consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the two-year period ended June 30, 2025 and 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its consolidated statements of cash flows for the year ended June 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Diamond Bar, California

November 12, 2025

IDEA TECH HOLDING LIMITED.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for numbers of shares data)

		As of June 30,
	Notes	2025	2024
ASSETS:

Current assets:
Cash and cash equivalents		649,532	456,020
Accounts receivable, net	10	1,389,942	1,606,105
Inventories, net		107,615	195,034
Prepayments and other current assets, net	3	164,309	129,225
Deferred offering costs		457,633	—
Total current assets		$2,769,031	$2,386,384

Non-current assets:
Property and equipment, net	4	6,536	10,898
Right-of-use assets, net	8	180,865	8,758
Deferred tax assets	7	185,639	210,981
Long-term deposit		22,921	—
Total non-current assets		$395,961	$230,637
TOTAL ASSETS		$3,164,992	$2,617,021

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Accounts payable		3,080	3,072
Deferred revenue		417,333	722,288
Income tax payable		—	157,808
Dividend payable	5	—	640,344
Accrued expense and other current liabilities	6	319,523	154,608
Amounts due to a related party	10	909,584	315,676
Operating lease liability, current	8	75,304	—
Total current liabilities		$1,724,824	$1,993,796

Non-current liabilities:
Operating lease liability, non-current	8	98,823	—
Total non-current liabilities		$98,823	$—
TOTAL LIABILITIES		$1,823,647	$1,993,796

Commitments and contingencies	9

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 12,500,000 shares issued and outstanding as of June 30, 2024* and June 30, 2025, respectively		1,250	1,250
Receivable from shareholders		—	(1,250)
Additional paid-in capital		191,151	191,151
Retained earnings		1,154,901	428,967
Accumulated other comprehensive income		(5,957)	3,107
TOTAL SHAREHOLDERS’ EQUITY		$1,341,345	$623,225
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		$3,164,992	$2,617,021

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 20, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

IDEA TECH HOLDING LIMITED.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In U.S. dollars, except for the number of shares data)

		For the year ended June 30,
	Notes	2025	2024
Revenues:
Software and hardware products	10	2,135,150	2,664,915
Training courses	10	1,557,111	1,660,785
Other services	10	600,361	252,113
Total revenues		$4,292,622	$4,577,813

Cost of revenues:
Software and hardware products		(1,274,465)	(1,739,585)
Training courses	12	(506,035)	(530,041)
Other services		(242,252)	(125,855)
Total cost of revenues		$(2,022,752)	$(2,395,481)
Gross profit		$2,269,870	$2,182,332

Selling and marketing expenses		(70,371)	(101,840)
General and administrative expenses		(1,351,906)	(891,267)
Income from operations		$847,593	$1,189,225

Other income, net		5,299	28,414
Income before income taxes		$852,892	$1,217,639

Income tax expenses	7	(126,958)	(179,813)
Net income		$725,934	$1,037,826
Net income attributable to Idea Tech Holding Limited’s shareholders		$725,934	$1,037,826

Other comprehensive income
Foreign currency translation adjustment, net of nil tax		(9,064)	2,742
Total other comprehensive income		$(9,064)	$2,742
Total comprehensive income		$716,870	$1,040,568

Weighted average shares used in calculating earnings per share
Basic and diluted		12,500,000	12,500,000 *

Earnings per share
Basic and diluted		0.06	0.08

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 20, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

IDEA TECH HOLDING LIMITED.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except for the number of shares data)

	Ordinary shares		Receivable from	Additional paid-in	Retained	Accumulated other comprehensive	Total IDEA Tech Holding Limited. shareholders’	Total Shareholders’
	Shares	Amount	shareholders	Capital	Earnings	income	equity	equity
	Numbers	US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2023*	12,500,000	1,250	(1,250)	191,151	31,485	365	223,001	223,001
Dividends	—	—	—	—	(640,344)	—	(640,344)	(640,344)
Net income	—	—	—	—	1,037,826	—	1,037,826	1,037,826
Foreign currency translation	—	—	—	—	—	2,742	2,742	2,742
Balance as of June 30, 2024*	12,500,000	1,250	(1,250)	191,151	428,967	3,107	623,225	623,225
Dividends	—	—	—	—	—	—	—	—
Net income	—	—	—	—	725,934	—	725,934	725,934
Foreign currency translation	—	—	—	—	—	(9,064)	(9,064)	(9,064)
Capital received	—	—	1,250	—	—	—	1,250	1,250
Balance as of June 30, 2025	12,500,000	1,250	—	191,151	1,154,901	(5,957)	1,341,345	1,341,345

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 20, 2024. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

IDEA TECH HOLDING LIMITED.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for the number of shares data)

	For the year ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$725,934	$1,037,826

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,339	4,623
Allowance for doubtful accounts	42,044	25,037
Non-cash lease expense (gain)/loss	(806)	3,927
Deferred income taxes	24,547	(472)

Changes in operating assets and liabilities:
Accounts receivables	167,328	375,855
Inventories	118,522	(56,675)
Deferred offering costs	(457,633)	—
Long-term deposit	(23,110)
Prepayments and other current assets	(61,661)	(56,280)
Accounts payable	25	(181,831)
Deferred revenue	(303,621)	171,918
Right of use assets	—	49,244
Operating lease liabilities, current and non-current	(1,929)	(57,987)
Accrued expense and other current liabilities	599,326	(354,749)
Net cash provided by operating activities	$833,305	$960,436

Cash flows from investing activities:
Purchase of property, equipment and software	—	(2,579)
Net cash used in investing activities	$—	$(2,579)

Cash flows from financing activities:
Proceeds from sale of stock	1,250	—
Dividend distribution	(640,344)	(1,104,231)
Proceeds from other payable -RP	4,785	—
Net cash used in financing activities	$(634,309)	$(1,104,231)

Effect of exchange rate changes on cash and cash equivalent	(5,484)	(4)

Net change in cash and cash equivalents	$193,512	$(146,378)

Cash and cash equivalents at beginning of the year	456,020	602,398
Cash and cash equivalents at end of the year	649,532	456,020

Supplemental disclosure of cash flow information:
Income tax paid	343,706	409,821

Supplemental disclosures of non-cash activities:
Dividend payable	—	640,344

The accompanying notes are an integral part of these consolidated financial statements.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

1. ORGANIZATION

Idea Tech Holding Limited. (“Idea Tech Cayman”) and its consolidated subsidiaries (collectively referred to as the “Company”, or the “Group”) are primarily engaged in selling programmable drones and accessories and providing related training courses in Hong Kong.

Idea Tech Cayman is a holding company incorporated in the Cayman Islands on July 15, 2024, under the Cayman Islands Act as an exempted company with limited liability. Idea Tech Cayman has no substantive operations other than conducting its business through its Hong Kong operating entity Ask Idea (Hong Kong) Limited (“Ask Idea”).

Reorganization

For the purpose of the Company’s initial listing of its ordinary shares (the “IPO”), the Company has performed a series of reorganization transactions (the “Reorganization”) as described below:

Prior to the Reorganization as described below, our Company historically conducted our business through Ask Idea, a company incorporated under the laws of Hong Kong. EDU Blockchain Limited is ultimately controlled by a group of individual shareholders (the “Controlling Shareholders”).

As part of the Reorganization, Idea Tech Cayman was incorporated under the laws of the Cayman Islands as a limited company on July 15, 2024 as a holding company, for purposes of effectuating this Offering. Idea Tech Cayman is a holding company and is currently not actively engaging in any business.

On September 12, 2024, Idea Tech Limited (“Idea Tech HK”) was incorporated under the laws of Hong Kong. On the date of its incorporation, one (1) ordinary share was allotted and issued to Idea Tech Cayman, and Idea Tech HK became wholly owned by Idea Tech Cayman.

On September 20, 2024, EDU Blockchain Limited, the sole shareholder of Ask Idea, transferred 10,000 ordinary shares, representing 100% ownership of Ask Idea, to Idea Tech HK for a consideration of HKD1.00, and Ask Idea became wholly owned by Idea Tech HK.

After completing the Reorganization, Ask Idea became indirectly wholly owned by Idea Tech Cayman through the intermediate holding company Idea Tech HK. The following diagram illustrates the legal entity ownership structure of Idea Tech Cayman and its subsidiaries as of September 20, 2024.

As a result of the fact that Idea Tech Cayman and its subsidiaries were effectively controlled by the same group of shareholders immediately before and after the reorganization completed in September 2024, as described above, the reorganization was accounted for as a recapitalization. As a result, the Company’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

1. ORGANIZATION (cont.)

As of the issuance date of this report, the details of subsidiaries are as follows. All subsidiaries are owned by Idea Tech Cayman through equity investment. We do not have a variable interest entity structure.

Name	Background	Ownership	Principal activities
Idea Tech Limited (“Idea Tech HK”)	A Hong Kong company, incorporated on September 12, 2024	Wholly-owned by the Company	Investment holding
Ask Idea (Hong Kong) Limited (“Ask Idea”)	A Hong Kong company, incorporated on August 14, 2018	Wholly-owned by Idea Tech HK	Provision of innovative training programs and high-quality educational products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for the periods presented. The consolidated financial statements have been prepared on an ongoing basis.

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and revenues and expenses in the consolidated financial statements and accompanying notes.

The estimates used for, but not limited to, determining sales return reserves, income taxes, the collectability of accounts and other receivables, inventory valuation, warranties, fair value of long-lived assets. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

(d) Employee Benefits

In Hong Kong, the Company makes monthly contributions to Mandatory Provident Fund (“MPF”) scheme, as required by local regulations, based on a percentage of employees’ relevant income and subject to statutory limits.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Foreign Currencies

Our reporting currency is U.S. Dollars (“US$”). We determine the functional currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. In cases where the functional currency is not US$, we recognize a cumulative translation adjustment created by the different rates we apply to current period income or loss and the balance sheet. For each subsidiary, we apply the average functional exchange rate to its income or loss and the year-end functional exchange rate to translate the balance sheet.

The following table outlines the exchange rates between HK$ and US$ that are used in preparing these consolidated financial statements:

	For the year ended June 30,
	2025	2024
Average rate	7.7854	7.8225

	As of June 30,
	2025	2024
year-end spot rate	7.8499	7.8083

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated statements of comprehensive income (loss).

(f) Fair Value Measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, accrued expense and other current liabilities. As of June 30, 2024 and June 30, 2025, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(g) Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average outstanding commons shares for the period. For the years ended June 30, 2024 and 2025, there was no potentially diluted shares. The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 20, 2024.

The following table shows the calculation of basic and diluted shares:

	For the year ended June 30,
	2025	2024
Net income attributable to common shareholders	$725,934	$1,037,826
Weighted-average shares used in computing basic and diluted earnings per share	12,500,000	12,500,000
Basic and diluted earnings per share	$0.06	$0.08

(h) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i) Accounts receivables, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. Accounts receivable are recorded at net realizable value, consisting of the carrying amount less an allowance for credit losses, as necessary.

We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts consist of the following:

	For the year ended June 30,
	2025	2024
Allowance for doubtful accounts – beginning of period	$36,448	$11,324
Additions	42,044	25,124
Net changes in foreign exchange impact	(539)	—
Allowance for doubtful accounts – end of period	$77,953	$36,448

The estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Deferred offering costs

Deferred offering costs consist of legal, consulting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital, net against the gross proceeds, upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

(k) Inventories

Inventories consist of merchandise available for sale. They are accounted for using the weighted average cost method and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The inventory valuation allowance, representing a write-down of inventory was nil as of June 30, 2024 and June 30, 2025.

(l) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Category	Estimated useful lives
Office equipment	5 years

(m) Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss calculated as an amount by which the carrying value of the cost exceeds its fair value. No impairment charge was recognized for the years ended June 30, 2024 and 2025.

(n) Revenue recognition

Revenue is principally generated from sales of software and hardware products, training courses, and other services (including hosting technology-focused competitions and events, organizing technology-themed study tours, and repair and maintenance services for software and hardware products). Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities. Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. Generally, when the Company is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

The following table disaggregates our revenue by major source:

	For the year ended June 30,
	2025	2024
Software and hardware products	2,135,150	2,664,915
Training courses	1,557,111	1,660,785
Other services	600,361	252,113
Total revenues	$4,292,622	$4,577,813

Sales of software and hardware products and training courses

We earn revenues of sales of software products and hardware products mainly from the delivery of programmable drones, accessories and e-learning courses, and the delivery of training courses to Hong Kong schools. The sales of products, e-learning courses and training courses and their respective prices are separately identifiable in the context of the contracts with customers, and the customers can benefit from each service on its own, therefore we determined they are separate performance obligations.

We recognize revenues on sales of software and hardware products upon delivery to the customers, which is when the control of the products transfers. Invoices are typically issued at the point control transfers and fees are received within several months. We also recognize a sales return reserve based on historical experience. The sales return reserve has been insignificant for the years ended June 30, 2024 and 2025.

We offer e-learning courses to Hong Kong schools. The e-learning courses are operated by our suppliers, and we are acting as an agent in these transactions. The commissions and any related fulfillment fees we earn from these arrangements are recognized when the services are rendered, which generally occurs upon activation of the e-learning users.

The revenues received for training courses are recognized proportionately as the courses are delivered and are reported net of tuition refunds. Tuition paid in advance is recorded as deferred revenue. Tuition refunds have been insignificant for the years ended June 30, 2024 and 2025.

Other services

Other services include hosting technology-focused competitions and events, organizing technology-themed study tours, and repair and maintenance services for software and hardware products.

Revenues related to hosting technology-focused competitions and events, organizing technology-themed study tours, are recognized upon completion of the competitions, events and tours.

Revenues related to repair and maintenance are recognized over time as services are provided. Payments are received together with the goods sales and recorded in deferred revenue, which is recognized as revenue ratably over the respective customer contract term. The contract terms are generally a 12-month period.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred revenue related to training courses and other services consist of the following:

	For the year ended June 30,
	2025	2024
Deferred revenue – beginning of period	$722,289	$548,094
Additions	20,273	313,029
Net changes in foreign exchange impact	(1,335)	2,278
Revenue recognized	(323,894)	(141,112)
Deferred revenue – end of period	$417,333	$722,289

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet date. Revenue recognized from the deferred revenue balance as of June 30, 2024 and 2025 was US$141,112 and US$323,894 for the years ended June 30, 2024 and 2025, respectively. Of the total deferred revenue balances as of June 30, 2025, we expect to recognize US$3,724 of revenue in the next 12 months. The remaining balance will be recognized at the time of services are rendered.

(o) Cost of Revenues

Sale of software and hardware products

Cost of software and hardware products sold includes direct products, shipping and logistic costs, and charges to write down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for obsolete inventory.

Training courses

The cost of training courses includes fees paid to tutors and tutor management service fees.

Other services

The cost of revenues of other services, including hosting technology-focused competitions and events, organizing technology-themed study tours, and repair and maintenance services for software and hardware products, mainly consists of venue and support costs, trip expenses, and outsourced repair and maintenance costs.

(p) Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) rents for product and service display stores, and (ii) cost of marketing goods.

(q) General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits for administrative personnel, (ii) professional service fees, (iii) office expenses, (iv) travel and transportation expenses, and (v) other expenses, including depreciation expenses, insurance expenses, bank charges, tax expenses, bad debt expenses, etc.

(r) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that the amount of the deferred tax assets will not be realized.

We adopted ASC 740 “Income Tax”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expenses.

(s) Lease

We determine if an arrangement is a lease at inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

We recognize lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets are included in right-of-use assets, and operating lease liabilities are included in accrued expense and other current liabilities and lease liabilities on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

We have lease agreements with lease and non-lease components, and have elected to utilize the practice expedient to account for lease and non-lease components together as a single combined lease component.

We have elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

(t) Government Incentives

We received government incentives for our business. Government incentives are recorded in our consolidated financial statements in other income, net. The benefit is generally recorded when all conditions attached to the incentive have been met.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of members of the Company’s management team, who reviews consolidated results when making decisions about allocating resources and assessing performance as a whole and hence, we have only one reportable segment. Our revenues are derived from Hong Kong subsidiaries and our services and products are mainly offered to customers based in Hong Kong and a small portion is provided to customers overseas through our partners. The following table sets forth a breakdown of our revenues by geographic area:

	For the year ended June 30,
	2025		2024
	US$	%	US$	%
Hong Kong	4,141,993	96%	4,535,741	99%
Other countries	150,629	4%	42,072	1%
Total	4,292,622	100.00%	4,577,813	100.00%

Our long-lived assets are all located in Hong Kong.

(v) Concentration of risk

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash and cash equivalents, accounts receivable and other receivables. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of June 30, 2024 and 2025, all of our cash and cash equivalents were held in major financial institutions located in Hong Kong, which we consider to be of high credit quality based on their credit ratings.

We have not experienced any significant recoverability issue with respect to its accounts receivable. As of June 30, 2024 and 2025, there was no customer with greater than 10% of the accounts receivable, respectively.

Supply Risk

We are dependent on our suppliers, including single source suppliers, and the inability of these suppliers to deliver necessary components of our products in a timely manner at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components from these suppliers, could have a material adverse effect on our business, prospects, financial condition and operating results.

Suppliers from whom individually represent greater than 10% of our total purchases for the years ended June 30, 2024 and 2025, are as follows:

	For the year ended June 30,
	2025		2024
	US$	%	US$	%
Supplier A	473,022	23.39%	304,374	12.71%
Supplier B	284,977	14.09%	123,223	5.14%
Supplier C	187,794	9.28%	1,053,441	43.98%

(w) Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. Liability for contingency is recorded when it is probable that a loss has occurred and a reasonable estimate of the loss can be made. If the potential material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingency liability, together with an estimate of the range of possible loss, if determined and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x) Recent Accounting Pronouncements

We qualify as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will adopt the standards based on the extended transition period provided to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. We are currently evaluating the impact of the new guidance on its consolidated financial statement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 15, 2024. For non-public business entities, this standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Topic 220-40). The ASU requires more detailed disclosure for expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The amendments can be applied on either a prospective or retroactive basis. We are currently evaluating the ASU to determine its impact on our disclosures.

3. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consist of the following:

	As of June 30,
	2025	2024
Prepayment for product procurement(i)	80,601	107,647
Rental deposits	796	21,578
Tax return receivable	82,850	—
Other receivable	62	—
Total	$164,309	$129,225

(i)	Prepayment for product procurement mainly represents cash prepaid to our third-party supplier for the procurement of products.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

4. PROPERTY AND EQUIPMENT, NET

As of June 30, 2024 and 2025, property and equipment, net consist of the following:

	As of June 30,
	2025	2024
Office equipment	25,392	25,527
Gross amount	$25,392	$25,527
Less: Accumulated depreciation	18,968	14,629
Net changes in foreign exchange impact	(112)	—
Total property and equipment, net	$6,536	$10,898

Depreciation expenses were US$4,623 and US$4,339 for the years ended June 30, 2024 and 2025, respectively. No impairment charges were recorded for the years ended June 30, 2024 and 2025, respectively.

5. DIVIDENDS

An annual dividend for the 12-month ended December 31, 2022 of HK$9,653,088 (US$1,231,842) was declared on May 15, 2023. The annual dividend of HK$1,000,000 (US$127,611) and HK$8,653,088 (US$1,104,231) were paid during the years ended June 30, 2023 and 2024, respectively.

An annual dividend for the 12-month ended December 31, 2023 of HK$5,000,000 (US$640,344) was declared on June 3, 2024. The annual dividend of HK$5,000,000 (US$640,344) was paid during the year ended June 30, 2025.

Dividend payable consist of the following:

	For the year ended June 30,
	2025	2024
Dividend payable – beginning of period	$640,344	$1,104,231
Cash dividend declared	—	640,344
Net changes in foreign exchange impact	—	—
Cash dividend paid	(640,344)	(1,104,231)
Dividend payable – end of period	$—	$640,344

6. ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2024
Accrued bonus and staff costs	8,024	40,065
Accrued tutor fees	33,765	44,024
Accrued operating expense	182,712	70,519
Accrued IPO cost	95,022	—
Total	$319,523	$154,608

7. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

7. INCOME TAXES (cont.)

Hong Kong

The Company’s Hong Kong subsidiary, Ask Idea (Hong Kong) Limited, is subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million for the years ended June 30, 2024 and 2025.

The provision for income taxes for the years ended June 30, 2024 and 2025 are as follows:

	For the year ended June 30,
	2025	2024
Provisions for current income tax
Hong Kong	102,411	180,286
Provisions for deferred income tax
Hong Kong	24,547	(473)
Total	$126,958	$179,813

The reconciliation of taxes at the Hong Kong profit tax rate to our provision for income taxes for the years ended June 30, 2024 and 2025 was as follows:

	For the year ended June 30,
	2025	2024
Income before income taxes	852,892	1,217,639
Less: Cayman loss before tax	(41,228)	—
Hong Kong income before tax	894,120	1,217,639
Hong Kong profit tax rate	16.5%	16.5%
Tax at Hong Kong profit tax rate	147,530	200,910
First HK$2 million profit at 8.25% rate	(20,572)	(21,097)
Provision for income taxes	$126,958	$179,813

Deferred tax assets (liabilities) as of June 30, 2024 and 2025 consisted of the following:

	As of June 30,
	2025	2024
Deferred tax assets:
Deferred revenue and allowance for bad debt provision	139,173	179,954
Accrued expense	56,620	70,314
Tax losses carried forward	1,067	—
Deferred tax liabilities:
Inventory	(11,221)	(39,287)
Total deferred tax assets, net	$185,639	$210,981

Under relevant Hong Kong tax laws, a tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of June 30, 2024 and 2025, we had no open tax investigation from the tax authority.

Idea tech limited, a subsidiary of the company, had unrecognized tax losses of approximately US$6,522 as of June 30, 2025, which can be carried forward to offset against taxable income, subject to meeting certain statutory requirements.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

8. LEASE

We have operating leases for an office and two stores that we utilize under lease arrangement. The lease term for office is 3-year. Lease terms for two stores are both 2-year. We do not have a finance lease.

The balances and other information for the operating leases where we are the lessee are presented as follows within our consolidated balance sheets:

	As of June 30,
	2025	2024
Operating lease right-of-use assets	180,865	8,758
Lease liabilities – current	75,304	—
Lease liabilities – non-current	98,823	—
Total operating lease liabilities	$174,127	$—

	As of June 30,
	2025	2024
Weighted discount rate for the operating lease	10%	10%
Weighted average remaining lease term	24 months	2 months

Because the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The components of lease expense are as follows within our consolidated statements of operations:

	For the year ended June 30,
	2025	2024
Operating lease expense(i)	66,498	53,172
Cash paid for operating lease	97,335	79,127
Right-of-use assets obtained in exchange for operating lease liabilities	—	—

(i)	Operating lease expense includes short-term leases and variable lease costs.

We renew the office lease for 3 years in August 2024 and renew the leases for two shops for 2 years in April 2025. The following is a schedule of future minimum payments of the lease:

For the six months ended December 31,	Amount
2026	97,234
2027	94,630
2028	10,998
Total lease payments	$202,862

9. COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2024 and 2025, other than lease commitment disclosed elsewhere in these consolidated financial statements, we had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2024 and 2025, the Company was not a party to any material legal or administrative proceedings.

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Company
Jumbo Will Ltd	A shareholder of the Company

DS Premium Healthcare Limited	A shareholder of the Company

Next Education Limited	Jumbo Will Ltd hold 10% shares of Next Education Limited

EDU Blockchain Limited	Under common control company

The following table summarizes goods and services received from related parties, included in cost of revenues — training courses in the consolidated statements of income:

		For the year ended June 30,
Name of related parties	Nature	2025	2024
Next Education Limited	Tutor management services	180,978	188,728

The following table summarizes goods and services provided to related parties, included in the revenues in the consolidated statements of income:

		For the year ended June 30,
Name of related parties	Nature	2025	2024
EDU Blockchain Limited	Hosting event services	—	63,810
Jumbo Will Ltd	Hardware and software products and training services	22,672	2,561
Next Education Limited	Hardware and software products and training services	15,884	20,886

The following table summarizes related party balances:

		As of June 30,
Name of related parties	Included in consolidated balance sheets	2025	2024
Jumbo Will Ltd	Accounts receivable, net	6,370	—
Next Education Limited	Accounts receivable, net	12,637	12,754
EDU BlockChain Limited	Amounts due to a related party	(588,098)	—
Next Education Limited	Amounts due to a related party	(318,749)	(315,676)
DS Premium Healthcare Limited	Amounts due to a related party	(2,737)	—

IDEA TECH HOLDING LIMITED.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated)

11. EQUITY

The shareholders’ equity structure as of June 30, 2025 are presented after giving retroactive effect to the reorganization of the Company that was completed on September 20, 2024. Immediately before and after reorganization, the Company, together with its wholly-owned subsidiaries, were effectively controlled by the same shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

Authorized Shares

As of the date of this report, the Company has 500,000,000 authorized ordinary shares, par value US$0.0001 per share.

Ordinary Shares

As of the date of this report, the Company has 12,500,000 ordinary shares were issued to the participating shareholders, fully paid and outstanding, in connection with the reorganization of the Company.

12. SUBSEQUENT EVENTS

We have evaluated events from the year ended June 30, 2025 through the date of this report. No subsequent event which had a material impact on the Company was identified.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer (Principal Financial Officer), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Idea Tech Holdings Limited

By:	/s/ Chun Ki Wan
Name:	Chun Ki Wan
Title:	Chief Executive Officer and Director

By:	/s/ Weiqing He
Name:	Weiqing He
Title:	Chief Financial Officer and Director

Dated:	November 12, 2025

2